Filed by Kratos Defense & Security Solutions, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Kratos Defense & Security Solutions, Inc.

Commission File No: 000- 27231

Sent to all Digital Fusion employees on Friday afternoon at 3:03 p.m. PST:

21 November 2008

All,

Our Board of Directors has unanimously approved an agreement for Digital Fusion, Inc. to merge with Kratos Defense & Security Solutions, Inc. in a stock for stock transaction. This merger will be officially announced in a press release on Monday, November 24th.  You should keep information regarding the transaction confidential until the official announcement. Under the agreement, which is subject to customary closing conditions, including approval of the transaction by DFI and Kratos shareholders, DFI shareholders will own approximately 23 percent of the combined company.

Kratos is a rapidly growing company in the defense sector that provides mission critical engineering, IT services and war fighter solutions for the U.S. federal government, and for state and local agencies. Kratos has a significant amount of high technology work that will provide key synergies with our employees and additional key capabilities to broaden target markets.  In addition, Kratos’ considerable defense presence in Huntsville will provide us with the larger company past experience needed for us to compete for much larger contract awards. The combined company will provide the Department of Defense, as well as other federal, state and local government customers, with an expanded portfolio of capabilities and qualifications.  The transaction will also provide for much greater liquidity for Digital Fusion stockholders.

I am very excited about Digital Fusion joining the Kratos family. More information will be provided as we move closer to closing the deal.

Gary S. Ryan

CEO

This communication is being made in respect of the proposed transaction involving Kratos and DFI.  In connection with the proposed transaction, Kratos plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and, Kratos plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Kratos and DFI.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Kratos through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Kratos by directing a request to Kratos Defense & Security Solutions, Inc, ATTN: Investor Relations, 4810 Eastgate Mall, San Diego, CA 92121, or going to Kratos’ corporate website at www.kratosdefense.com.

Kratos and DFI, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kratos’ directors and executive officers is contained in its annual proxy statement filed with the SEC on May 22, 2008. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).